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Robert H. Rosenblum
Email: rrosenblum@wsgr.com
Direct Dial: 202-973-8808

July 10, 2019
Sara von Althann
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
100 F Street, NE
Washington, DC 20549

Re:	YouNow, Inc.
Offering Statement on Form 1-A
Filed July 10, 2019
File No. 024-11018

Dear Ms. von Althann:
YouNow, Inc. (“YouNow” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated July 10, 2019 (the “Comment Letter”), relating to the Company’s filing on July 8, 2019 of the Company’s Offering Statement on Form 1-A (the “Offering Statement”). On behalf of the Company, we are concurrently filing an exhibits-only amendment to the Offering Statement. Defined terms used herein but not defined herein have the definitions ascribed to them in the Offering Statement.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Form 1-A/A filed July 8, 2019

General

1.
We understand that you intend to request qualification in the near future. Please be advised that, as is the case with all Regulation A qualification determinations, any determination we make with respect to your request does not mean that we have passed

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO
SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
July 10, 2019

upon the merits of, or given our approval to, the positions you have taken in response to our comments or any determinations you have made in connection with the offering.

The Company respectfully acknowledges the Staff’s comment.

2.
Please update your disclosure in the offering statement, such as your Government Regulation section, to discuss the applicability of the FinCEN guidance on the “Application of FinCEN’s Regulations to Certain Business Models Involving Convertible Virtual Securities” on your business. In this respect, please also address whether you have engaged with FinCEN or state regulators on the subject.

In response to the Staff’s comment, the Company respectfully advises the Staff that it revised the disclosure on page 130 of the revised draft of the Offering Statement filed by the Company on July 10, 2019 (the “July 10 Amendment”) to reflect changes that address the Staff’s comment.

Where You Can Find Additional Information, page 141

3.
The disclosure in the third paragraph indicating that you will become an Exchange Act reporting company as a result of the offering is inconsistent with your disclosure elsewhere. Please revise your filing to eliminate this inconsistency.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 145 of the July 10 Amendment to reflect changes that address the Staff’s comment.

* * *
If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum